UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

Sears Holdings Corporation
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

812350106
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	812350106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,682,673

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

24,593,273

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
24,593,273

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	812350106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

913,000

8.	SHARED VOTING POWER

19,682,673

9.	SOLE DISPOSITIVE POWER

913,000

10.	SHARED DISPOSITIVE POWER	[_]

24,593,273

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
25,506,273

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.0%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	812350106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,093,573

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

15,093,573

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
15,093,573

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	812350106

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on September 18, 2014.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on September 18, 2014.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on September 18, 2014.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis.  The Reporting Persons previously disclosed that The St Joe Company, an affiliate of the Fund and Fairholme, was in discussions concerning possible participation in the $400 million secured short-term loan disclosed on the 8-K filed by the Issuer on September 15, 2014 (the "Short-Term Loan").  The St. Joe Company was unable to agree on terms for such a participation in light of its investment criteria and has declined the opportunity to participate.  Separately, the Reporting Persons and certain of their affiliates are in discussions concerning a substantially smaller participation in the Short-Term Loan.  The Reporting Persons and their affiliates may acquire, hold or sell participations in the Short-Term Loan or other indebtedness of the Issuer, and may discuss other potential debt or equity investments in the Issuer and its affiliates, from time to time.  The Reporting Persons have no other plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D, except as set forth below.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.  The contact may include proposing or considering any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 24,593,273 Shares (23.1%) of the Issuer, based upon the 106,472,251 Shares outstanding as of August 15, 2014, according to the Issuer.  Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme has the shared power to vote or direct the vote of 19,682,673 Shares, Fairholme has the sole power to dispose or direct the disposition of 0 Shares and Fairholme has the shared power to dispose or direct the disposition of 24,593,273 Shares to which this filing relates.

The Fund may be deemed to be the beneficial owner of 15,093,573 Shares (14.2%) of the Issuer, based upon the 106,472,251 Shares outstanding as of August 15, 2014, according to the Issuer. The Fund has the sole power to vote or direct the vote of 0 Shares, the Fund has the shared power to vote or direct the vote of 15,093,573 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and the Fund has the shared power to dispose or direct the disposition of 15,093,573 Shares to which this filing relates.  Of the 15,093,573 Shares deemed to be beneficially owned by the Fund, 14,212,673 are owned by The Fairholme Fund and 880,900 are owned by The Fairholme Allocation Fund, each a series of the Fund.

Mr. Berkowitz may be deemed to be the beneficial owner of 25,506,273 Shares (24.0%) of the Issuer, based upon the 106,472,251 Shares outstanding as of August 15, 2014, according to the Issuer.  Mr. Berkowitz has the sole power to vote or direct the vote of 913,000 Shares, Mr. Berkowitz has the shared power to vote or direct the vote of 19,682,673 Shares, Mr. Berkowitz has the sole power to dispose or direct the disposition of 913,000 Shares and Mr. Berkowitz has the shared power to dispose or direct the disposition of 24,593,273 Shares to which this filing relates.

The trading dates, number of Shares purchased or sold and the price per share for all transactions in the Shares since their most recent filing of Schedule 13D on September 18, 2014 by the Reporting Persons are set forth in Exhibit B and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons since their most recent filing of Schedule 13D on September 18, 2014 is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2014
(Date)

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

         The undersigned agree that this Schedule 13D dated September 25, 2014 relating to the Common Shares, $.01 par value of Sears Holdings Corporation shall be filed on behalf of the undersigned.

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

Exhibit B

TRANSACTIONS IN SHARES BY ACCOUNTS ADVISED BY FAIRHOLME CAPITAL MANAGEMENT, L.L.C

Transaction	Date	Shares	Price
Sale	09/24/2014	10,500	$26.40
Sale	09/25/2014	15,900	$26.05

SK 22146 0001 6106261